EXHIBIT 12


                                         SWIFT ENERGY COMPANY
                                  RATIO OF EARNINGS TO FIXED CHARGES


                                                                                   Years Ended December 31,
                                                                ---------------------------------------------------------------
                                                                       2002                  2001                  2000
                                                                --------------------    ----------------    -------------------
GROSS G&A                                                                26,074,408          25,974,568             23,793,995
NET G&A                                                                  10,564,849           8,186,654              5,585,487
INTEREST EXPENSE, NET                                                    23,274,969          12,627,022             15,968,405
RENT EXPENSE                                                              1,923,451           1,322,618              1,255,474
NET INCOME BEFORE TAXES                                                  18,408,289        (34,192,333)             93,079,346
CAPITALIZED INTEREST                                                      6,973,480           6,256,222              5,043,206
DEPLETED CAPITALIZED INTEREST                                               215,433             280,929                307,249


                      CALCULATED DATA
-----------------------------------------------------------

UNALLOCATED G&A (%)                                                          40.52%              31.52%                 23.47%
NON-CAPITAL RENT EXPENSE                                                    779,345             416,862                294,714
1/3 NON-CAPITAL RENT EXPENSE                                                259,782             138,954                 98,238
FIXED CHARGES                                                            30,508,231          19,022,198             21,109,849
EARNINGS                                                                 42,158,473        (21,145,428)            109,453,238

RATIO OF EARNINGS TO FIXED CHARGES (12/11)                                     1.38                 ---                   5.18
                                                                ====================    ================    ===================

     For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest expense, capitalized interest, amortization of debt issuance costs and discounts, and that portion of non-capitalized rental expense deemed to be the equivalent of interest. Earnings represents income before income taxes from continuing operations before fixed charges. Due to the $98.9 million con-cash charge incurred in the fourth quarter of 2001 caused by a write-down in the carrying value of oil and gas properties, 2001 earnings were insufficient by $40.2 million to cover fixed charges in this period. If the $98.9 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 4.09 for 2001.